Leonardo Dias                          [GRAPHIC OMITTED]
Associate Director of
Investor Relations
Ldias@telepart.com.br
Phone: (55 61) 429-5673


TELEMIG CELULAR PARTICIPACOES S.A.
ANNOUNCES CHANGE IN SENIOR MANAGEMENT


Brasilia, August 11, 2004 - Telemig Celular Participacoes S.A. (BOVESPA: TMCP3
(ON); TMCP4 (PN); NYSE: TMB), the holding company of Telemig Celular S.A., the provider of cellular telecommunications services in the State of Minas Gerais, today announced that Mr. Joao Cox has decided to leave his position at Telemig Celular Participacoes S.A., Tele Norte Celular Participacoes S.A. and their respective subsidiaries.

Mr. Joao Cox has held the position of CEO of both Telemig Celular S.A. and Amazonia Celular S.A. since August 2002, and has held the position of CFO and Head of Investor Relations of Telemig Celular Participacoes S.A. and Tele Norte Celular Participacoes since April 1999.

As stated by Mr. Cox: "When I started working for Telemig Celular Participacoes, its subsidiary, Telemig Celular, was a company with less than 600 thousand clients and an annual EBITDA of around R$ 90 million. Today, I am proud to see that that it serves more than 2.5 million clients and generates an annual EBITDA in excess of R$ 500 million. As I leave, I am confident to have achieved the intended goals. Many challenges were tackled and overcome in the course of the last five years. I am pleased to have contributed to the relevant improvement in the operating and financial results of Telemig Celular, making it a world-class player in the cellular industry."

According to Mr. Arthur Carvalho, Chairman of the Board of Telemig Celular Participacoes, "the tenure of Mr. Cox, marked by competence and commitment, was key in the formation and maintenance of a highly qualified team that will continue to work in accordance to our established principles".

In the interim, Mr. Ricardo Grau, the current Superintendent of Telemig Celular S.A., will fulfill the CEO duties in Telemig Celular S.A., and Mr. Antonio dos Santos, the current CEO of Telemig Celular Participacoes S.A., will also serve as CFO and Head of Investor Relations in Telemig Celular Participacoes S.A.

With the support of the controlling group, management reaffirms its commitment to maintain a sound and experienced team of managers for the Companies and is certain that the replacement of Mr. Cox will be in furtherance of the current policy of growth with quality, generating value to the shareholders.


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